787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 21, 2020

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Definitive Proxy Materials for

BlackRock Muni New York Intermediate Duration Fund, Inc. (File No. 811-21346)

Dear Ms. O’Neal:

On behalf of BlackRock Muni New York Intermediate Duration Fund, Inc. (the “Target Fund”), we hereby transmit for filing the definitive proxy materials consisting of a Notice of Special Meeting of Stockholders, a Proxy Statement and a Form of Voting Instruction Card to be used in connection with the Special Meeting of Stockholders of the Target Fund to be held on April 1, 2020 (the “Meeting”) to seek preferred shareholder approval of an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of the Target Fund with and into a Massachusetts limited liability company and a wholly-owned subsidiary of BlackRock New York Municipal Opportunities Fund (the “Acquiring Fund”), a series of the BlackRock Multi-State Municipal Series Trust (the “Acquiring Trust”), with shares of the Target Fund’s common stock being converted into newly issued Investor A shares of the Acquiring Fund (the “Merger”).

This letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 14, 2020, regarding the preliminary proxy materials to be used in connection with the Meeting (the “Preliminary Proxy Materials”) that were filed with the Commission on February 6, 2020. The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Target Fund. The Target Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Target Fund. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy Materials.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

February 21, 2020

Comment No. 1:	Please confirm that all information required by Item 22 of Schedule 14A has been included in the Proxy Statement.

Response:	The Target Fund confirms that all information required by Item 22 of Schedule 14A has been included in the Proxy Statement.

Comment No. 2:	In the letter addressed to the Target Fund’s preferred shareholders, please simplify the second paragraph by removing the reference to the wholly-owned subsidiary of the Acquiring Fund (the “Merger Sub”) or revise this paragraph to clarify the mechanics of the merger of the Target Fund with and into the Merger Sub.

Response:	The Target Fund has revised the second paragraph of the letter addressed to the Target Fund’s preferred shareholders to clarify the mechanics of the merger of the Target Fund with and into the Merger Sub.

Comment No. 3:	Please explain supplementally why the preferred shareholders of the Target Fund are being asked to vote as a separate class with respect to the proposal to approve the Merger Agreement.

Response:	The Articles Supplementary establishing and fixing the rights and preferences of the Target Fund’s variable rate demand preferred stock provide that any “plan of reorganization” (as such term is used in the Investment Company Act of 1940, as amended (the “1940 Act”)) that adversely affects the Target Fund’s preferred shares will require the approval of either (i) 67% or more of the Target Fund’s outstanding preferred shares present at the Meeting, if the holders of more than 50% of such preferred shares are present or represented by proxy or (ii) more than 50% of the Target Fund’s outstanding preferred shares, whichever is less, voting as a separate class, unless the Target Fund’s charter provides for a higher percentage. Because all of the Target Fund’s outstanding preferred shares will be redeemed in connection with the Merger, this provision of the Articles Supplementary applies with respect to the proposal to approve the Merger Agreement. Accordingly, the Target Fund’s preferred shareholders are entitled to vote as a separate class on such proposal, in addition to voting with the Target Fund’s common shareholders as a single class.

Comment No. 4:	Please confirm supplementally that the Target Fund has made all filings required by Section 33 of the 1940 Act relating to the Target Fund’s litigation with Saba Capital Master Fund, LTD. (the “Saba Litigation”).

Response:	The Target Fund has made all filings required by Section 33 of the 1940 Act relating to the Saba Litigation. These filings have been made via paper submissions and, therefore, may not appear on the Commission’s EDGAR database.

February 21, 2020

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the definitive proxy materials or the Target Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP